Exhibit 12.1

THE HOME DEPOT, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions, except ratio data)

	Fiscal Year (1)										Nine Months Ended November 1, 2009
	2004		2005		2006		2007		2008
Earnings From Continuing Operations Before Income Taxes	$7,790		$8,967		$8,502		$6,620		$3,590		$3,576

Less: Capitalized Interest	(40)		(51)		(47)		(46)		(20)		(3)

Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	162		177		257		279		286		212
Interest Expense	109		192		437		741		644		518

Adjusted Earnings	$8,021		$9,285		$9,149		$7,594		$4,500		$4,303

Fixed Charges:
Interest Expense	$109		$192		$437		$741		$644		$518
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	162		177		257		279		286		212

Total Fixed Charges	$271		$369		$694		$1,020		$930		$730

Ratio of Earnings to Fixed Charges (2)	29.6	x	25.2	x	13.2	x	7.4	x	4.8	x	5.9	x

(1)

Fiscal years 2008, 2007, 2006, 2005 and 2004 refer to the fiscal years ended February 1, 2009, February 3, 2008, January 28, 2007, January 29, 2006 and January 30, 2005, respectively. Fiscal year 2007 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)

For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes)+(fixed charges)-(capitalized interest)

(fixed charges)